NEWS RELEASE

INTEROIL ANNOUNCES 2010 FINANCIAL AND OPERATING RESULTS

Cairns, Australia and Houston, TX -- March 22 2011 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights and Recent Developments

•
On November 10, 2010, InterOil completed public offerings of 2.8 million common shares at US$75 per share and US$70 million aggregate principal amount of 2.75% Convertible Senior Notes due 2015. InterOil has received total combined net proceeds from the offerings of approximately $266 million, after deducting underwriting discounts, commissions and estimated offering expenses. InterOil closed 2010 with cash, cash equivalents and restricted cash totalling $280.9 million.

•
During the fourth quarter, the seismic program focused on further delineation of the Bwata and Wolverine structures on Petroleum Prospecting License (PPL) 237 .  At the end of the 2010, the seismic program for PPL 236 was well advanced.  The PPL 236 seismic program totals 70 kilometers comprising 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads.

•
InterOil recorded a consolidated net loss for the year ended December 31, 2010 of $45.5 million.  The operating segments returned a net profit of $41.4 million. This was offset by $12.0 million settlement of litigation, investments in development, including $30.6 million expensed for buyback of indirect participation interests (IPI), $8.7 million expensed seismic activity, $8.4 million expensed liquefied natural gas (LNG) project costs, and $8.3 million expensed for rig maintenance.

•
Subsequent to the quarter, InterOil announced a Project Funding and Construction Agreement and a Shareholder Agreement with Energy World Corporation Ltd. setting forth the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum (mtpa) land-based modular LNG facility in the Gulf Province of Papua New Guinea.

InterOil Chief Executive Officer Phil Mulacek commented, “We continue to advance our effort to monetize our resources.  We believe that our delineation drilling and the resultant annual resource estimate further demonstrates the value of our reservoirs at Elk and Antelope.  Our partners, Mitsui & Co., Ltd. and Energy World Corporation, Ltd. continue to progress our project toward a final investment decisions with respect to our planned condensate stripping and LNG facilities, respectively.  These achievements, combined with our strong balance sheet, support our continued growth and operational success.”

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Corporate Financial Results

InterOil recorded a net loss for the year ended December 31, 2010 of $45.5 million, compared with a net profit of $6.1 million for the same period in 2009, a reduction of $51.6 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the year of $41.4 million.  The development segments of Upstream and Midstream Liquefaction yielded a net loss of $86.9 million for an aggregate net loss of $45.5 million.  The net loss from the development segments was the result of a number of unusual/one time charges.  The main items contributing to the consolidated loss for the year were: 1) loss on extinguishment of IPI liability of $30.6 million, 2) settlement of litigation for $12.0 million, and 3) seismic activity and rig maintenance costs expensed for $17.0 million.

Inclusive of $59.6 million in non-operating expenses, InterOil’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the year ended December 31, 2010 was a loss of $16.5 million, compared with a gain of $19.3 million in 2009, an reduction of $35.8 million.  Total revenue increased by $113.9 million from $693.1 million in 2009 to $807.0 million for the full year ended December 30, 2010.

Business Segment Results

Upstream - During the fourth quarter, the seismic program focused on further delineation of the Bwata and Wolverine structures, apportioned into 58 kilometers for Bwata (consisting of 3 dip lines and 1 strike line) and 45.4 kilometers for Wolverine (consisting of 3 dip lines and a strike line running north-south).  The data is being processed and interpreted.

At the end of the 2010, the initial preparatory work on a seismic program for PPL 236 was well advanced with social mapping and construction of the base camp initiated.  Work on the PPL 236 seismic comprises 70 kilometers comprising 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads.  The seismic program will fulfil our license commitment for the first 2-year extension period in PPL 236.

On November 30, 2010, we were granted Petroleum Retention License (“PRL”) 15, covering blocks including and surrounding the Elk and Antelope fields, unifying the fields into a single license separate from our exploration acreage and specifying minimum work commitment activities over the next five years. We have initiated work on the application and associated information to be submitted to the State in support of a Petroleum Development License (“PDL”), which is required to be able to produce hydrocarbons.

During the last quarter of 2010, drilling equipment underwent maintenance, and our drilling and associated equipments crew were on standby.  All costs in relation to the maintenance and standby time has been expensed. InterOil Rig #2 is ready to resume drilling.

InterOil’s Upstream business realized a net loss of $78.6 million in 2010 compared to a loss of $39.5 million in the comparable period a year ago. The increase in the loss in 2010 was mainly due to a $16.8 million increase in exploration costs, $9.2 million higher intercompany interest charges, and a $5.2 million reduction in the gain on sale of exploration assets in 2010 compared with 2009.

Midstream Refining – Total refinery throughput for the year ended December 31, 2010 was 24,682 barrels per operating day, compared with 21,155 barrels per operating day during 2009. Capacity utilization for 2010, based on 36,500 barrels per day operating capacity, was 53% compared with 47% in 2009.

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The Company’s Midstream Refining operations generated a net profit of $32.5 million in 2010 versus a profit of $41.8 million in the prior year. The $9.3 million negative variance is largely due to the initial recognition in 2009 of $14.3 million of deferred tax assets which is partly offset by an increase in gross margins.

Midstream Liquefaction – InterOil advanced the process of monetizing its discovered natural gas resources by signing a heads of agreement with Energy World Corporation (“EWC”) to construct a three million tonne per annum land based LNG facility in the Gulf Province of Papua New Guinea.  Following this agreement, and subsequent to year end, on February 2, 2011, the parties signed certain conditional agreements defining certain parameters for the aforementioned development, construction, financing and the operation of the planned land-based modular LNG facilities.

Further engineering and planning work was undertaken to design the LNG and condensate stripping facilities, and appropriate supporting infrastructure, including a jetty and loading facilities together with pipelines for both gas and condensate.

The Company’s Midstream Liquefaction business generated a loss of $8.4 million in 2010 compared with a loss of $8.4 million a year ago. The segment results benefited from capitalizing direct project related costs since the LNG project agreement with the government of Papua New Guinea was signed in December of 2009, which were offset by higher management expenses and share compensation costs related to the LNG Project development which are not capitalized.

Downstream - Total Downstream sales volumes for 2010 were 626.5 million liters, compared with 588.8 million liters in 2009.  Volume growth continued throughout the year, mainly due to increased construction activity in the latter half of the year associated with Exxon Mobil’s LNG project in Papua New Guinea.

InterOil’s Downstream operations generated a net profit of $6.7 million in 2010, a reduction of $1.8 million versus a profit of $8.5 million in the previous year.  Higher lease and administrative costs were partially offset by higher margins on increased sales.

Corporate - The Corporate segment generated a net profit of $3.3 million in 2010, compared to a net loss of $4.3 million in 2009, primarily caused by increased intercompany interest charges and reduced corporate interest expense which was partially offset by a $12 million litigation settlement expense.

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Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended
($ thousands except per share	2010				2009
data)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	245	714	1,349	998	1,027	1,011	660	611
Midstream – Refining	158,092	173,379	194,016	152,093	173,438	141,295	114,347	145,523
Midstream – Liquefaction	0	0	0	0	0	1	2	4
Downstream	143,364	133,508	119,300	109,687	118,270	107,712	85,472	78,572
Corporate	15,213	18,295	11,321	12,093	10,539	10,087	8,640	7,753
Consolidation entries	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)
Total revenues	194,369	208,459	225,349	178,819	209,303	173,597	148,496	161,662
Upstream	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)
Midstream – Refining	13,780	15,785	16,962	4,402	8,492	8,199	14,134	14,747
Midstream – Liquefaction	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)
Downstream	4,709	1,674	7,060	4,492	4,391	6,542	4,150	3,241
Corporate	4,566	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051
Consolidation entries	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)
EBITDA (1)	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924
Upstream	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)
Midstream – Refining	8,531	11,998	12,056	(74)	18,070	3,762	9,624	10,350
Midstream – Liquefaction	(2,114)	(4,970)	(360)	(911)	(1,591)	(2,481)	(1,765)	(2,552)
Downstream	2,642	(325)	3,719	671	2,371	3,440	1,742	964
Corporate	3,381	(5,398)	1,796	3,544	3,036	1,602	(677)	349
Consolidation entries	(403)	908	(1,438)	(191)	1,047	(237)	2,894	(4,332)
Net (loss)/profit	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.78)	(0.33)	0.18	(0.07)	0.45	(0.60)	0.25	0.07
Per Share – Diluted	(0.78)	(0.33)	0.17	(0.07)	0.43	(0.60)	0.24	0.07

(1)	EBITDA is a non-GAAP measure, please refer to “Non-GAAP EBITDA Reconciliation” in this press release.

Balance Sheet and Liquidity

InterOil closed 2010 with cash, cash equivalents and cash restricted totalling $280.9 million (December 2009 - $75.8 million), of which $47.3 million is restricted (December 2009 - $29.3 million).  We also had aggregate working capital facilities of $239.2 million, with $46.3 million available for use in our Midstream Refining operations, and $48.0 million available for use in our Downstream operations.

On November 10, 2010, the Company closed a public offering of 2.8 million common shares at US$75 per share and US$70 million aggregate principal amount of 2.75% convertible senior notes due 2015.  InterOil has received total combined net proceeds from the offerings of approximately $266 million, after deducting underwriting discounts, commissions and estimated offering expenses.

Our debt-to-capital ratio (debt / (shareholders’ equity + debt)) was increased to 13% in December 2010 from 11% in December 2009.  This increase in gearing was mainly due to the 2.75% convertible senior notes issued in November of 2010.

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Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2010.

Organization	Facility	Balance outstanding December 31, 2010	Effective interest rate	Maturity date
OPIC secured loan	$44,500,000	$44,500,000	6.80%	December 2015
BNP Paribas working capital facility	$190,000,000 (2)	$50,023,559 (1)	2.69%	Subsequent to year end, this was renewed until January 31, 2012
Westpac PGK working capital facility facility	$30,280,000	$1,230,767	9.50%	October 2011
BSP PGK working capital facility	$18,925,000	$0	9.20%	October 2011
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(4)	November 2015
Mitsui unsecured loan (3)	$5,456,757	$5,456,757	6.26%	See detail below

(1)	Excludes letters of credit totaling $93.7 million, which reduce the available balance of the facility to $46.3 million at December 31, 2010.
(2)	Subsequent to the year end, the facility has been increased by $30.0 million for a total facility of $220.0 million.
(3)	Facility is to fund our share of the condensate strippng project costs as they are incurred pursuant to the joint venture operating agreement.
(4)	Effective rate after bifurcating the equity and debt components of the convertible note offering.

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InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 6)	233,576,821	46,449,819	48,970,572
Cash restricted (note 8)	40,664,995	22,698,829	25,994,258
Trade receivables (note 9)	48,047,496	61,194,136	42,887,823
Derivative contracts receivables (note 8)	-	-	31,335,050
Other assets	505,059	639,646	167,885
Inventories (note 10)	127,137,360	70,127,049	83,037,326
Prepaid expenses	3,593,574	6,964,950	4,489,574
Total current assets	453,525,305	208,074,429	236,882,488
Non-current assets:
Cash restricted (note 8)	6,613,074	6,609,746	290,782
Goodwill (note 16)	6,626,317	6,626,317	-
Plant and equipment (note 11)	229,331,842	221,046,709	223,585,559
Oil and gas properties (note 12)	255,294,738	172,483,562	128,013,959
Future income tax benefit (note 13)	14,098,128	16,912,969	3,070,182
Total non-current assets	511,964,099	423,679,303	354,960,482
Total assets	965,489,404	631,753,732	591,842,970
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 14)	76,087,954	59,372,354	78,147,736
Derivative contracts (note 8)	178,578	-	-
Working capital facilities (note 17)	51,254,326	24,626,419	68,792,402
Current portion of secured and unsecured loans (note 20)	14,456,757	9,000,000	9,000,000
Current portion of Indirect participation interest (note 21)	540,002	540,002	540,002
Total current liabilities	142,517,617	93,538,775	156,480,140
Non-current liabilities:
Secured loan (note 20)	34,813,222	43,589,278	52,365,333
8% subordinated debenture liability (note 24)	-	-	65,040,067
2.75% convertible notes liability (note 25)	52,425,489	-	-
Deferred gain on contributions to LNG project (note 15)	13,076,272	13,076,272	17,497,110
Indirect participation interest (note 21)	34,134,387	39,559,718	73,321,158
Total non-current liabilities	134,449,370	96,225,268	208,223,668
Total liabilities	276,966,987	189,764,043	364,703,808
Non-controlling interest (note 22)	20,099	13,596	5,235
Shareholders' equity:
Share capital (note 23) Authorised – unlimited Issued and outstanding - 47,800,552 (Dec 31, 2009 - 43,545,654) (Dec 31, 2008 - 35,923,692)	895,651,052	613,361,363	373,904,356
8% subordinated debentures (note 24)	-	-	10,837,394
2.75% convertible notes (note 25)	14,298,036	-	-
Contributed surplus	16,738,417	21,297,177	15,621,767
Warrants (note 27)	-	-	2,119,034
Accumulated Other Comprehensive Income	9,261,177	8,150,976	27,698,306
Conversion options (note 21)	12,150,880	13,270,880	17,140,000
Accumulated deficit	(259,597,244)	(214,104,303)	(220,186,930)
Total shareholders' equity	688,502,318	441,976,093	227,133,927
Total liabilities and shareholders' equity	965,489,404	631,753,732	591,842,970

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 29), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

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InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Revenue
Sales and operating revenues	802,374,399	688,478,965	915,578,709
Interest	150,816	350,629	931,785
Other	4,470,048	4,228,415	3,216,445
	806,995,263	693,058,009	919,726,939

Expenses
Cost of sales and operating expenses	701,556,650	601,983,432	888,623,109
Administrative and general expenses	41,047,949	33,254,708	31,227,627
Derivative losses/(gains)	1,065,188	(1,008,585)	(24,038,550)
Legal and professional fees	6,902,241	9,067,413	11,523,045
Exploration costs, excluding exploration impairment (note 12)	16,981,929	208,694	995,532
Exploration impairment (note 12)	-	-	107,788
Short term borrowing costs	7,568,550	3,776,590	6,514,060
Long term borrowing costs	4,496,432	8,788,041	17,459,186
Depreciation and amortization	14,274,922	14,321,775	14,142,546
Gain on sale of oil and gas properties (note 12)	(2,140,783)	(7,364,468)	(11,235,084)
Loss on extinguishment of IPI liability (note 21)	30,568,710	31,710,027	-
Litigation settlement expense (note 29)	12,000,000	-	-
Foreign exchange losses/(gains)	10,776,823	3,305,383	(3,878,150)
	845,098,611	698,043,010	931,441,109

Loss before income taxes and non-controlling interest	(38,103,348)	(4,985,001)	(11,714,170)

Income taxes
Current expense	(3,898,067)	(2,272,645)	(1,564,038)
Future (expense)/benefit	(3,485,024)	13,348,634	1,482,074
	(7,383,091)	11,075,989	(81,964)

(Loss)/profit before non-controlling interest	(45,486,439)	6,090,988	(11,796,134)

Non-controlling interest (note 22)	(6,502)	(8,361)	(943)

Net (loss)/profit	(45,492,941)	6,082,627	(11,797,077)

Basic (loss)/earnings per share (note 28)	(1.03)	0.15	(0.35)
Diluted (loss)/earnings per share (note 28)	(1.03)	0.15	(0.35)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	44,329,670	39,900,583	33,632,390
Diluted (Expressed in number of common shares)	44,329,670	40,681,586	33,632,390

See accompanying notes to the consolidated financial statements

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InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)/income	(45,492,941)	6,082,627	(11,797,077)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	6,502	8,361	943
Depreciation and amortization	14,274,922	14,321,775	14,142,546
Future income tax asset	2,814,841	(13,842,787)	(202,870)
Gain on sale of plant and equipment	-	-	(16,250)
Gain on sale of exploration assets	(2,140,783)	(7,364,468)	(11,235,084)
Accretion of convertible notes/debentures liability	432,632	1,212,262	1,915,910
Amortization of deferred financing costs	1,223,944	223,945	260,400
(Gain)/loss on hedge contracts	-	(851,500)	851,500
Timing difference between derivatives recognised and settled	178,578	15,074,050	(17,034,350)
Stock compensation expense, including restricted stock	11,804,000	8,290,681	5,741,086
Inventory revaluation	-	140,278	8,379,587
Non-cash interest on secured loan facility	-	-	2,189,907
Non-cash interest settlement on preference shares	-	-	372,950
Non-cash interest settlement on debentures	-	2,352,084	2,620,628
Oil and gas properties expensed	16,981,929	208,694	1,103,320
Loss on extinguishment of IPI Liability	30,568,710	31,710,027	-
Non-cash litigation settlement expense	12,000,000	-	-
Loss/(gain) on proportionate consolidation of LNG project	-	724,357	(811,765)
Unrealized foreign exchange gain	(72,456)	(574,778)	(3,728,721)
Change in operating working capital
(Increase)/decrease in trade receivables	(9,224,005)	(9,523,370)	18,684,422
(Decrease)/increase in unrealised hedge gains	-	(900,000)	900,000
Decrease/(increase) in other assets and prepaid expenses	3,505,963	(2,947,137)	592,073
(Increase)/decrease in inventories	(56,115,637)	12,226,616	(3,189,859)
Increase/(decrease) in accounts payable and accrued liabilities	5,692,543	(12,071,350)	5,846,860
Net cash (used in)/from operating activities	(13,561,258)	44,500,367	15,586,156

Investing activities
Expenditure on oil and gas properties	(113,128,916)	(91,788,438)	(63,890,512)
Proceeds from IPI cash calls	23,723,752	15,406,022	18,323,365
Expenditure on plant and equipment, net of disposals	(22,560,055)	(11,782,925)	(5,172,133)
Proceeds received on sale of assets	-	-	312,500
Proceeds received on sale of exploration assets	15,544,465	-	6,500,000
Increase in restricted cash held as security on borrowings	(17,969,494)	(3,023,535)	(3,900,680)
Change in non-operating working capital
Increase in accounts payable and accrued liabilities	3,232,029	5,621,530	436,775
Net cash used in investing activities	(111,158,219)	(85,567,346)	(47,390,685)

Financing activities
Repayments of OPIC secured loan	(9,000,000)	(9,000,000)	(9,000,000)
Proceeds from Mitsui for Condensate Stripping Plant	11,913,514	-	-
Proceeds from/(repayments of) Clarion Finanz secured loan, net of transaction costs (note 20)	(1,000,000)	-	-
Repayments of bridging facility, net of transaction costs	-	-	(70,000,000)
Proceeds from PNG LNG cash call	866,600	-	9,447,250
Proceeds from Clarion Finanz for Elk option agreement	-	3,577,288	5,500,000
Proceeds from Petromin for Elk and Antelope field development	5,000,000	6,435,000	4,000,000
Proceeds from/(repayments of) working capital facility	26,627,907	(44,165,983)	2,291,030
Proceeds from issue of common shares/conversion of debt, net of transaction costs	211,147,565	81,699,921	(104,975)
Proceeds from issue of convertible notes/debentures, net of transaction costs	66,290,893	-	94,780,034
Net cash from financing activities	311,846,479	38,546,226	36,913,339

Increase/(decrease) in cash and cash equivalents	187,127,002	(2,520,753)	5,108,810
Cash and cash equivalents, beginning of period	46,449,819	48,970,572	43,861,762
Cash and cash equivalents, end of period (note 6)	233,576,821	46,449,819	48,970,572

See accompanying notes to the consolidated financial statements
See note 7 for non cash financing and investing activities

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NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2010				2009
($ thousands)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)
Midstream – Refining	13,780	15,785	16,962	4,402	8,492	8,199	14,134	14,747
Midstream – Liquefaction	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)
Downstream	4,709	1,674	7,060	4,492	4,391	6,542	4,150	3,241
Corporate	4,566	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051
Consolidation Entries	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)
Earnings before interest, taxes, depreciation and amortization	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924
Subtract:
Upstream	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)
Midstream – Refining	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)
Midstream – Liquefaction	(184)	(376)	(351)	(342)	(379)	(348)	(333)	(158)
Downstream	(835)	(938)	(1,167)	(800)	(930)	(1,045)	(1,013)	(1,142)
Corporate	(1,158)	(342)	(20)	(20)	(27)	-	(1,600)	(2,325)
Consolidation Entries	6,571	6,107	5,916	5,687	5,905	3,823	3,141	2,923
Interest expense	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(1,040)	101	(366)	(173)	14,316	-	-	-
Midstream – Liquefaction	36	-	-	-	(8)	(3)	(32)	(12)
Downstream	(495)	(322)	(1,524)	(2,361)	(411)	(1,398)	(733)	(485)
Corporate	(11)	(529)	97	(797)	1,340	(339)	(800)	(359)
Consolidation Entries	(2)	(2)	(2)	-	(3)	(1)	(2)	(2)
Income taxes and non-controlling interest	(1,512)	(752)	(1,795)	(3,331)	15,234	(1,741)	(1,567)	(858)
Upstream	(683)	(232)	(78)	(138)	(144)	(132)	(150)	(112)
Midstream – Refining	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)
Midstream – Liquefaction	(7)	(6)	(6)	(6)	(7)	(10)	(20)	(20)
Downstream	(737)	(739)	(651)	(660)	(679)	(658)	(662)	(651)
Corporate	(16)	(17)	(32)	(41)	(43)	(40)	(174)	(18)
Consolidation Entries	33	32	32	32	33	33	32	32
Depreciation and amortisation	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)
Upstream	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)
Midstream – Refining	8,531	11,998	12,056	(74)	18,071	3,762	9,624	10,349
Midstream – Liquefaction	(2,114)	(4,970)	(360)	(911)	(1,593)	(2,481)	(1,764)	(2,551)
Downstream	2,642	(325)	3,718	671	2,371	3,440	1,742	964
Corporate	3,381	(5,398)	1,796	3,544	3,034	1,601	(677)	350
Consolidation Entries	(403)	908	(1,437)	(191)	1,050	(236)	2,893	(4,332)
Net (loss)/profit per segment	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646

✓ InterOil News Release

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, the potential execution of definitive agreements with Energy World Corporation and/or Mitsui & Co. Ltd in relation to the proposed LNG and condensate stripping projects, respectively, progress to and achievement of Final Investment Decisions in such projects, the construction and development of the proposed LNG plant and condensate stripping plant, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.
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Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

✓ InterOil News Release